

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 11, 2015

<u>Via E-mail</u>
Mr. Michael R. Bourque, Jr.
Executive Vice President and Chief Financial Officer
Ocwen Financial Corporation
1000 Abernathy Road NE, Suite 210
Atlanta, Georgia 30328

> **Re: Ocwen Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed May 11, 2015**
> **File No. 001-13219**

Dear Mr. Bourque:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 1. Business</u>
<u>Overview, page 4</u>

1. We note your disclosure that you have implemented an "asset-light" strategy. Please provide more information as to this strategy, such as why you decided to sell the assets that you did, and why you have chosen to retain other assets. Please provide information regarding your goals and expectations going forward and your vision of what you will look like after the sales are complete and the asset-light strategy is fully in place.

<u>Regulation</u>
<u>New York Department of Financial Services, page 10</u>

2. Although you describe the settlement terms reflected in the NY Consent Order, you do not describe the allegations or the factual basis for the investigation. Please revise, and provide similar disclosure for the National Mortgage Settlement.

National Mortgage Settlement, page 11

3. Please revise your disclosure on page 12 to explain why the OMSO conducted a follow up of the report issued on December 2014. In addition, we note your disclosure that OMSO disagreed with your IRG's assessment for one of the nine metrics, and that you are developing a corrective action plan. Please identify the metric and describe your corrective action plan.

Item 3. Legal Proceedings, page 36

4. We have seen media reports relating to a class action lawsuit involving Assurant in federal court in Florida. The agreed-upon settlement amount appears to be $140 million. Please tell us how you determined that you were not required to include this lawsuit in this section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at 202-551-3454 or me at 202-551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney
Office of Financial Services I